Filed Pursuant to Rule 424(b)(3)
Registration No. 333-257676
333-263514

PROSPECTUS SUPPLEMENT NO. 5
To Prospectus dated March 3, 2022

QUANTUM-SI INCORPORATED
Up to 78,841,853 Shares of Class A Common Stock
Up to 19,937,500 Shares of Class B Common Stock
Up to 135,000 Warrants

This prospectus supplement no. 5 supplements the prospectus dated March 3, 2022 (the “Prospectus”) relating to the issuance by us of up to an aggregate of 3,968,319 shares of our Class A common stock, par value $0.0001 per share (“Class A common stock”), which consists of (i) up to 135,000 shares of Class A common stock that are issuable upon the exercise of private placement warrants (the “Private Placement Warrants”) originally issued in a private placement in connection with the initial public offering of our predecessor company, HighCape Capital Acquisition Corp., a Delaware corporation (“HighCape”), at an exercise price of $11.50 per share of Class A common stock, and (ii) up to 3,833,319 shares of Class A common stock that are issuable upon the exercise of 3,833,319 warrants issued in connection with the initial public offering of HighCape (the “Public Warrants,” and together with the Private Placement Warrants, the “Warrants”).

On June 10, 2021, HighCape consummated a business combination (the “Business Combination”) pursuant to the terms of the Business Combination Agreement, dated as of February 18, 2021 (the “Business Combination Agreement”), by and among HighCape, Tenet Merger Sub, Inc., a Delaware corporation, and Quantum-Si Incorporated, a Delaware corporation (“Legacy Quantum-Si”). Immediately upon the consummation of the Business Combination and the other transactions contemplated by the Business Combination Agreement, Merger Sub merged with and into Legacy Quantum-Si, with Legacy Quantum-Si surviving the Business Combination as a wholly-owned subsidiary of HighCape (the “Merger”). In connection with the Business Combination, HighCape changed its name to “Quantum-Si Incorporated” and Legacy Quantum-Si changed its name to “Q-SI Operations Inc.”

The Prospectus and prospectus supplements also relate to the resale from time to time by the Selling Securityholders named in the Prospectus (the “Selling Securityholders”) of up to (i) 135,000 Private Placement Warrants, (ii) 135,000 shares of Class A common stock that may be issued upon exercise of the Private Placement Warrants, (iii) 2,583,750 shares of Class A common stock held by HighCape’s sponsor, HighCape Capital Acquisition LLC (the “Sponsor”) and certain of its transferees (the “Founder Shares”), (iv) 21,964,456 shares of Class A common stock issued in a private placement in connection with the closing of the Business Combination, (v) 696,250 shares of Class A common stock issued in a private placement to certain affiliates of Foresite Capital Management, LLC in connection with the closing of the Business Combination, (vi) 49,629,078 shares of Class A common stock issued to our directors, officers and affiliates and the directors, officers and affiliates of Legacy Quantum-Si pursuant to the Business Combination Agreement, including shares of Class A common stock that may be issued upon the exercise of stock options (the “Options”) and the vesting of restricted stock units or upon the conversion of Class B common stock, par value $0.0001 per share (“Class B common stock”), and (vii) 19,937,500 shares of Class B common stock issued pursuant to the Business Combination Agreement.

The Prospectus provides you with a general description of such securities and the general manner in which we and the Selling Securityholders may offer or sell the securities. More specific terms of any securities that we and the Selling Securityholders may offer or sell may be provided in a prospectus supplement that describes, among other things, the specific amounts and prices of the securities being offered and the terms of the offering. The prospectus supplement may also add, update or change information contained in the Prospectus.

We will not receive any proceeds from the sale of shares of Class A common stock, shares of Class B common stock or Private Placement Warrants by the Selling Securityholders or of shares of Class A common stock by us pursuant to the Prospectus, except with respect to amounts received by us upon exercise of the Warrants or the Options. However, we will pay the expenses, other than any underwriting discounts and commissions, associated with the sale of securities pursuant to the Prospectus.

We registered the securities for resale pursuant to the Selling Securityholders’ registration rights under certain agreements between us and the Selling Securityholders. Our registration of the securities covered by the Prospectus does not mean that either we or the Selling Securityholders will issue, offer or sell, as applicable, any of the securities. The Selling Securityholders may offer and sell the securities covered by the Prospectus in a number of different ways and at varying prices. We provide more information about how the Selling Securityholders may sell the shares or Warrants in the section entitled “Plan of Distribution” in the Prospectus.

This prospectus supplement incorporates into the Prospectus the information contained in our attached current report on Form 8‑K, which was filed with the Securities and Exchange Commission on June 10, 2022.

You should read this prospectus supplement in conjunction with the Prospectus, including any supplements and amendments thereto. This prospectus supplement is qualified by reference to the Prospectus except to the extent that the information in the prospectus supplement supersedes the information contained in the Prospectus. This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any supplements and amendments thereto.

Our Class A common stock and Public Warrants are listed on Nasdaq under the symbols “QSI” and “QSIAW,” respectively. On June 9, 2022, the closing price of our Class A common stock was $3.69 and the closing price of our Public Warrants was $0.82.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 12 of the Prospectus and in the other documents that are incorporated by reference in the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement of the Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is June 10, 2022.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): June 9, 2022

QUANTUM-SI INCORPORATED
(Exact name of registrant as specified in its charter)

Delaware	001-39486	85-1388175
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

530 Old Whitfield Street Guilford, Connecticut	06437
(Address of principal executive offices)	(Zip Code)
Registrant’s telephone number, including area code: (203) 458-7100
N/A
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A common stock, par value $0.0001 per share	QSI	The Nasdaq Stock Market LLC
Redeemable warrants, each whole warrant exercisable for one share of Class A common stock, each at an exercise price of $11.50 per share	QSIAW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company        ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 5.02.	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On June 9, 2022, Matthew Dyer, Ph.D. delivered his resignation as Quantum-Si Incorporated’s (the “Company”) Chief Business Officer, effective as of June 15, 2022 (the “Effective Date”). In connection with Dr. Dyer’s termination of employment, the Company and Dr. Dyer entered into a separation agreement (the “Separation Agreement”), dated as of June 10, 2022, which provides, among other things, that (i) the Company will pay Dr. Dyer severance pay equal to $300,000, or nine months of his current annual base salary, payable on the Company’s first regularly scheduled payroll date following the Effective Date; and (ii) for the period of July 1, 2022 through March 31, 2023, the Company will pay the costs of Dr. Dyer’s COBRA health insurance if he enrolls in COBRA coverage; provided that Dr. Dyer does not revoke the Separation Agreement on or before June 17, 2022. The Separation Agreement also includes other customary provisions.

A copy of the Separation Agreement is filed as Exhibit 10.1 to this Current Report on Form 8-K and the foregoing description is subject in all respects to the actual terms of the Separation Agreement.

Item 9.01.	Financial Statements and Exhibits.

(d)	Exhibits.

Exhibit No.	Description

10.1	Separation Agreement, dated as of June 10, 2022, by and between Quantum-Si Incorporated and Matthew Dyer, Ph.D.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

QUANTUM-SI INCORPORATED

	By:	/s/ Claudia Drayton
Name: Claudia Drayton
Title: Chief Financial Officer
Date: June 10, 2022

3

Exhibit 10.1

June 10, 2022

Matthew Dyer

Re:	Separation Agreement

Dear Matt:

The purpose of this letter agreement (this “Agreement”) is to confirm your resignation from Quantum-Si Incorporated (the “Company”) as its Chief Business Officer as of June 15, 2022, and to set forth the terms of your separation from Quantum-Si Incorporated (“Company”). Payment of the Separation Benefits described below is contingent on your agreement to and compliance with the terms of this Agreement.  This Agreement shall become effective on the 8th day following your acceptance and non-rescission of it as provided below (the “Effective Date”).

1.
Separation of Employment.  You resigned your employment with Company effective as of June 15, 2022 (the “Separation Date”).  You further acknowledge and agree that from and after the Separation Date, you hall not represent yourself as an employee or agent of Company. As of the Separation Date, you also resigned from each and every office, position or responsibility in which you served for Company and each of its affiliates, subsidiaries or divisions.

2.
Equity. You were granted options to purchase an aggregate of 1,077,872 of the Company’s common stock pursuant to the terms of your Option Agreements (the “Option Agreements”), 119,625 shares of restricted stock and 79,750 restricted share units pursuant to the terms of your Restricted Stock Unit Agreement, each pursuant to the terms of Company’s applicable Equity Incentive Plan (the “Plan”). Subject to Section 3, as of the Separation Date, you acknowledge and agree that 424,677 of options shall be vested and unexercised (the “Vested Options”), 119,625 shares of restricted stock  have vested and previously been distributed to you, and 24,924 restricted share units vested and the underlying shares were distributed. 142,114 options had previously been exercised and the remaining 511,081 options and 54,826 restricted share units remain unvested and are forfeited as of the Separation Date.  You acknowledge that you have no right to acquire any further stock options, common stock, equity or other interest in Company under the Option Agreements, the Restricted Stock Unit Agreement and/or the Plan and you shall not in the future have any right to acquire any equity or other interest in Company.

3.	Separation Benefits. In exchange for the promises and release of claims contained herein, the Company shall provide you with the following (the “Separation Benefits”):

(a)
A lump-sum payment in the amount of $300,000, such amount representing nine (9) months of severance, less all applicable federal, state, local and other legally required or authorized deductions, payable on the Company’s first regularly scheduled payroll date following the Effective Date; and

(b)	For the period of July 1, 2022 through March 31, 2023, the Company will pay the costs of your COBRA health insurance if you enroll in COBRA coverage to the extent provided in Section 4 below.

You acknowledge that except for the Separation Benefits and your final wages (each of which shall be paid to you in accordance with Company’s regular payroll schedule and applicable law), you are not now and shall not in the future be entitled to any other compensation from Company including, without limitation, other wages, commissions, bonuses, vacation pay, holiday pay, equity, stock, stock options, units, carve out, paid time off or any other form of compensation or benefit.  You agree that this payment is something of value and that you are not already entitled to payment of this additional compensation.

4.
COBRA Benefits.  Regardless of whether you sign the Agreement, you shall have the right to elect to continue your medical and dental benefits pursuant to the terms and conditions of COBRA. Your eligibility for benefits under COBRA, the amount of such benefits, and the terms and conditions of such benefits, shall be determined by COBRA statutory and regulatory guidelines. Subject to your timely election of continuation coverage under COBRA and your signing this Agreement, Company will reimburse you or pay on your behalf the monthly premium payable to continue your and your eligible dependents’ participation in Company’s group health plan for the lesser of the period ending March 31, 2023 and the month in which you become eligible to participate in a subsequent employer’s group health benefits (the “COBRA Benefit”).  You will notify Company’s Human Resources Department in writing promptly following the date you accept employment with a subsequent employer.  If the reimbursement of any COBRA premiums would violate the nondiscrimination rules or cause the reimbursement of claims to be taxable under the Patient Protection and Affordable Care Act of 2010, together with the Health Care and Education Reconciliation Act of 2010 (collectively, the “Act”) or Section 105(h) of the Internal Revenue Code of 1986 (as amended) (the “Code”), Company-paid premiums will be treated as taxable payments and be subject to imputed income tax treatment to the extent necessary to eliminate any discriminatory treatment or taxation under the Act or Section 105(h) of the Code.

5.
Unemployment Benefits.   By virtue of your separation of employment, you shall be entitled to apply for unemployment benefits. The determination of your eligibility for such benefits (and the amount of benefits to which you may be entitled) shall be made by the appropriate state agency pursuant to applicable state law.  Company agrees that it shall not contest any claim for unemployment benefits by you.  Company, of course, shall not be required to falsify any information.

6.	Return of Property, Confidentiality, Non-Disparagement, and Related Matters. You expressly acknowledge and agree to the following:

(a)
You have returned to Company all Company documents (and any copies, duplicates, or replicas thereof), and property, including, without limitation, the laptop computer that was provided to you by Company any of its subsidiaries, and their respective divisions, affiliates, parents, subsidiaries and related entities (collectively, the “Company Affiliates”) during your employment, and that you will abide by any and all common law and/or statutory obligations relating to protection and non-disclosure of the Company’s and Company’s Affiliates’ trade secrets and/or confidential and proprietary documents and information.

(b)
In the event that you receive an order, subpoena, request, or demand for disclosure of Company’s trade secrets and/or confidential and proprietary documents and information from any court or governmental agency, or from a party to any litigation or administrative proceeding, you shall as soon as reasonably possible and prior to disclosure notify the Company of same, in order to provide Company with the opportunity to assert its respective interests in addressing or opposing such order, subpoena, request, or demand.

(c)
You agree that all information relating in any way to this Agreement, including the terms and amount of financial consideration provided for in this Agreement, shall be held confidential by you and shall not be publicized or disclosed to any person (other than an immediate family member, legal counsel or financial advisor, provided that any such individual to whom disclosure is made agrees to be bound by these confidentiality obligations), business entity or government agency (except as mandated by state or federal law).

(d)
You previously executed a Noncompetition, Confidentiality and Intellectual Property Agreement dated March 14, 2016 (the “Confidentiality Agreement”) and you shall honor and abide by the terms and provisions of the Confidentiality Agreement, which shall survive the termination of your employment with Company.

(e)
You will not make any statements that are disparaging about, or adverse to, the interests or business of Company, any Company Affiliate and their respective officers, directors, employees, and direct or indirect controlling shareholders) including, without limitation, any statements that disparage any person, product, service, finances, financial condition, capability or any other aspect of the business of Company or any Company Affiliate (including its officers, directors, employees, and direct or indirect shareholders).  “Disparaging” statements are those that, directly or indirectly, impugn the character, honesty, integrity or morality or business acumen or abilities in connection with any aspect of the operation of business of the individual or entity being disparaged.  The Company agrees that it will cause the current members of the Company’s Board of Directors to not make any statements that are disparaging about, or adverse to, the interests of, you.  Notwithstanding the foregoing, this Section does not prohibit you, the Company or the members of the Company’s Board of Directors from cooperating or testifying truthfully in any internal Company or government inquiry or in which you are required to testify pursuant to subpoena or other valid legal process.

(f)
Your breach of any of the foregoing covenants by you shall constitute a material breach of this Agreement and shall relieve Company of any further obligations hereunder and, in addition to any other legal or equitable remedy available to Company, shall entitle Company to recover any Separation Benefits already paid to you pursuant to Section 3 of this Agreement.

7.          Your Release of Claims.

(a)
You hereby agree and acknowledge that by signing this Agreement and accepting the Separation Benefits, and for other good and valuable consideration provided for in this Agreement, you are waiving and releasing your right to assert any form of legal claim against Company, any of Company Affiliates, their respective successors, predecessors and assigns and each of their respective owners, shareholders, partners, directors, officers, employees, trustees, agents, successors and assigns (the “Company Parties”) whatsoever for any alleged action, inaction or circumstance existing or arising from the beginning of time through the Effective Date.  Your waiver and release herein is intended to bar any form of legal claim, charge, complaint or any other form of action (jointly referred to as “Claims”) against Company or any of Company Parties seeking any form of relief including, without limitation, equitable relief (whether declaratory, injunctive or otherwise), the recovery of any damages or any other form of monetary recovery whatsoever (including, without limitation, back pay, front pay, compensatory damages, emotional distress damages, punitive damages, attorneys’ fees and any other costs) against Company or any Company Party, for any alleged action, inaction or circumstance existing or arising through the Effective Date. Without limiting the generality of the foregoing, you specifically waive and release Company and Company Parties from any waivable Claim arising from or related to your employment relationship with Company through the Effective Date including, without limitation:

(i)
Claims under any Connecticut (or any other state) or federal discrimination, fair employment practices, or other employment related statute, regulation or executive order (as amended through the Effective Date), including but not limited to the Age Discrimination in Employment Act (the “ADEA”) and Older Workers Benefit Protection Act (the “OWBPA”) (29 U.S.C. § 621 et seq.), the Civil Rights Acts of 1866 and 1871 and Title VII of the Civil Rights Act of 1964 and the Civil Rights Act of 1991 (42 U.S.C. § 2000e et seq.), the Equal Pay Act (29 U.S.C. § 201 et seq.), the Genetic Information Non-Discrimination Act (42 U.S.C. §2000ff et seq.), the Uniformed Services Employment and Reemployment Rights Act of 1994 (38 U.S.C. § 4301 et seq.), the Equal Pay Act (29 U.S.C. § 201 et seq.), the Lily Ledbetter Fair Pay Act, the Americans with Disabilities Act of 1990 (42 U.S.C. § 12101 et seq.), the Rehabilitation Act of 1973, the Connecticut Fair Employment Practices Act, and the Connecticut Equal Pay for Equal Work statute.

(ii)
Claims under any Connecticut (or any other state) or federal employment related statute, regulation or executive order (as amended through the Effective Date) relating to wages, hours or any other terms and conditions of employment, including but not limited to the Fair Labor Standards Act (29 U.S.C. § 201 et seq.), the National Labor Relations Act (29 U.S.C. § 151 et seq.), the Family and Medical Leave Act (29 U.S.C. §2601 et seq.), the Employee Retirement Income Security Act of 1974 (29 U.S.C. § 1000 et seq.), COBRA (29 U.S.C. § 1161 et seq.), the Worker Adjustment and Retraining Notification Act (29 U.S.C. § 2101 et seq.), and any similar Connecticut or other state or federal statute, and specifically including Claims related to salary, overtime, commissions, vacation pay, holiday pay, sick leave pay, dismissal pay, bonus pay, severance pay, or retaliation.

(iii)
Claims under any Connecticut (or any other state) or federal common law theory, including, without limitation, wrongful discharge, breach of express or implied contract, promissory estoppel, unjust enrichment, breach of a covenant of good faith and fair dealing, termination in violation of public policy, defamation, interference with contractual relations, intentional or negligent infliction of emotional distress, promissory estoppel, fraudulent inducement, invasion of privacy, misrepresentation, deceit, fraud or negligence or any claim to attorneys’ fees under any applicable statute or common law theory of recovery.

(iv)
Claims under any Connecticut (or any other state) or federal statute, regulation, or executive order (as amended through the Effective Date) relating to whistleblower protections, violation of public policy, or any other form of retaliation or wrongful termination, including but not limited to the Sarbanes-Oxley Act of 2002, the Connecticut Whistleblower Protection Act and any similar Connecticut or other federal, state or local statute.

(v)
Claims under any Company employment, compensation, bonus, benefit, stock option, incentive compensation, restricted stock, restricted stock unit,and/or equity plan, program, policy, practice or agreement, including, without limitation, the Option Agreement, The Restricted Stock Unit Agreement, the Plan and your transfer letter with Company dated March 16, 2016.

(vi)	Any other Claim arising under other local, state or federal law.

You explicitly acknowledge that you have specific rights under the ADEA, which prohibits discrimination on the basis of age, and that the releases set forth in this section are intended to release any right that you may have to file a claim against the Company alleging discrimination on the basis of age.

(b)	Notwithstanding the foregoing, this Section 7 does not:

(i)	Release Company or any Company Party from any obligation expressly set forth in this Agreement.

(ii)	Waive or release any legal claims to vested benefits under Company’s employee benefit plans, including Company’s 401(k) plan.

(iii)	Waive or release any legal claims which you may not waive or release by law, including obligations under workers’ compensation laws.

(iv)
Waive or release any legal claims to indemnification under the Indemnification Agreement dated as of June 10, 2021 (the “Indemnification Agreement”) between you and Company or under Company’s director and officers’ insurance policies in effect from time to time.

(v)
Prohibit you from (i) filing a charge with, or participating in or assisting with an investigation or proceeding conducted by, any governmental, regulatory and/or administrative entity or agency (including the Securities Exchange Commission, the Equal Employment Opportunity Commission, and/or OSHA); (ii) filing and, including as provided for under Section 21F of the Securities Exchange Act of 1934 (and Regulation 21F thereunder), maintaining the confidentiality of, a claim with a governmental, regulatory and/or administrative entity or agency that is responsible for enforcing a law; or (iii) providing truthful information to a governmental, regulatory and/or administrative entity or agency, or court, in response to compulsory legal process or as otherwise required by law or legal process or as permitted by Section 21F of the Securities Exchange Act of 1934 (or Regulation 21F thereunder); provided, however, you waive the right to recover any personal damages or other personal relief based on any claim, cause of action, demand, lawsuit or similar that is waived pursuant to this Agreement and brought by you or on your behalf by any third party, including as a member of any class or collective action, except that you do not waive any right to receive and fully retain any monetary award from a government-administered whistleblower award program for providing information to a government agency, including but not limited to damages or relief that may be available to you pursuant to such a program under the Securities Exchange Act of 1934.

(c)
You acknowledge that you may later discover facts in addition to or different from those which you now believe to be true with respect to the matters released in this Agreement.  You, however, agree that you have taken that possibility into account in reaching this Agreement, and that the release in this Agreement will remain in effect as a full and complete release for all claims existing as of the date you execute this Agreement, notwithstanding the discovery or existence of additional or different facts.  You acknowledge and agree that, but for providing this waiver and release, you would not be receiving the Separation Benefits provided to you under the terms of this Agreement.

8.
ADEA Review and Revocation Period.  It is the Company’s desire and intent to make certain that you fully understand the provisions and effects of this Agreement. To that end, you have been encouraged and given the opportunity to consult with legal counsel for the purpose of reviewing the terms of this Agreement.  Consistent with the provisions of the ADEA and the OWBPA, the Company is providing you with twenty-one (21) days in which to consider and accept the terms of this Agreement.  You may rescind your acceptance of this Agreement within seven (7) days after your acceptance of this Agreement. Your acceptance and rescission, respectively, will be effective only upon and at the time of hand delivery, or when postmarked and sent by certified mail, return receipt requested, to Lindsay Thompson’s attention at the address of the Company set forth above.

9.
Waiver of Employment.  You hereby waive and release forever any right or rights you may have to employment with Company and any affiliate thereof at any time in the future and agree not to seek or make application for employment with Company or any affiliate thereof.

10.
Reference Requests.  To the extent Company receives any reference request for you from a prospective employer, Company shall only provide dates of employment and last position held and shall not otherwise characterize or discuss the nature of or circumstances surrounding your separation from employment from Company.

11.
Modification; Waiver; Severability.  No variations or modifications hereof shall be deemed valid unless reduced to writing and signed by the parties hereto. The failure of Company to seek enforcement of any provision of this Agreement in any instance or for any period of time shall not be construed as a waiver of such provision or of Company’s right to seek enforcement of such provision in the future.  The provisions of this Agreement are severable, and if for any reason any part hereof shall be found to be unenforceable, the remaining provisions shall be enforced in full.

12.
Choice of Law and Venue; Jury Waiver.   This Agreement shall be deemed to have been made in Connecticut and shall be governed by and construed in accordance with the laws of Connecticut, without giving effect to conflict of law principles.  You agree that any action, demand, claim or counterclaim relating to the terms and provisions of this Agreement, or to its breach, shall be commenced in Connecticut in a court of competent jurisdiction, and you further acknowledge that venue for such actions shall lie exclusively in Connecticut. Both parties hereby waive and renounce in advance any right to a trial by jury in connection with such legal action.

13.
Entire Agreement. You acknowledge and agree that, other than the Confidentiality Agreement, and the Indemnification Agreement which are expressly incorporated herein by reference and stated as surviving the signing of this Agreement, this Agreement supersedes any and all prior or contemporaneous oral and written agreements between you and Company and sets forth the entire agreement between you and Company.

14.
Knowing and Voluntary Agreement. By executing this Agreement, you are acknowledging that you have been afforded sufficient time to understand the terms and effects of this Agreement, that your agreements and obligations hereunder are made voluntarily, knowingly and without duress, and that neither Company nor its agents or representatives have made any representations inconsistent with the provisions of this Agreement.

This Agreement may be signed on one or more copies, each of which when signed shall be deemed to be an original, and all of which together shall constitute one and the same Agreement.  If the foregoing correctly sets forth our understanding, please sign, date and return the enclosed copy of this Agreement to Lindsay Thompson, Quantum-Si Incorporated, 530 Old Whitfield Street, Guilford, Connecticut 06347.

Sincerely,

Christian LaPointe
Quantum-Si Incorporated

By:	/s/ Christian LaPointe

Date:	June 10, 2022

Agreed and Acknowledged:

/s/ Matthew Dyer
Matthew Dyer
Date:	June 10, 2022